SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel

Date: November 14, 2011

OTI Extends its EasyPark™ Solution to Lille,
France’s Fourth Largest Metropolitan Area,
With 1.1 Million Residents

EasyPark™ has now been adopted in approximately 20 French municipalities since its first introduction in the past year

OTI to Showcase EasyPark™ at 2011 CARTES & ID Exhibition, November 15-17
 in Paris, Booth: 4M070

(CARTES ’11 – Paris), Lille, France & Iselin, NJ, November 14, 2011 - On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) today announced an agreement to deploy its EasyPark™ parking management system in Lille, France. The Lille metropolitan area has a population of 1.1 million with approximately 0.5 million vehicles and is the first of France’s four largest urban areas to join the growing deployment of the EasyPark™ solution. In the past year, EasyPark™ has been adopted in approximately 20 French municipalities under the service brand PIAF™.

OTI’s EasyPark™system implementation will upgrade Lille’s existing parking payment methods, such as paper parking tickets and “Pay and Display” machines to create a more user-friendly experience for drivers and a lower cost and more efficient operation for the city. Users will be able to re-load their PIAF™cards at any of the 29 public reloading points located in tobacco and lottery shops across the city, or directly from their personal computer via the PARX France web site at www.monpiaf.fr.

OTI’s wholly-owned subsidiary PARX France manages the EasyPark™ deployments across France under the PIAF™ name. PARX France has contracted with Optimal Parking Control (“OPC”) of Belgium to provide the EasyPark™ system for Lille’s PIAF™ rollout. OPC manages parking operations in over 20 municipalities in Belgium, three of which have already implemented EasyPark™, and its appointment to manage Lille’s parking system represents its initial entry to the French market.

EasyPark™ is a unique parking management solution that delivers a quick, flexible and convenient service for drivers, without the substantial investments in infrastructure, maintenance and overhead required to operate other parking solutions. The system utilizes a unique in-car electronic device that is placed in the window when parking, where it can be verified wirelessly. The device tracks parking usage and processes parking payments, providing a user-friendly experience that eliminates the need for cash or change and reduces the time required to find and utilize traditional parking meters.

OTI Chairman and CEO, Oded Bashan, commented, “We are pleased with the fact that the city of Lille has joined many other cities across France in providing their drivers the convenience, security and flexibility of our EasyPark™ solution. This new deployment underscores the clear benefits and efficiency our turnkey parking management solution delivers to municipalities and drivers alike. Importantly, the EasyPark™ model minimizes upfront municipal investment while also enhancing the revenue potential and efficiency of parking operations. Our experience has shown that the growth of these programs will accelerate as consumer awareness and word of mouth stimulate demand.”

EasyPark™ Case Study - Israel
Since its launch in Israel in 2000, the EasyPark™ deployment has grown to approximately 700,000 users in more than 40 municipalities across Israel, representing nearly 60% penetration of Israel’s 1.2 million drivers. The Israeli EasyPark™ business generates annual device sales and service fees totaling approximately $2.5 million as of year-end 2010.  On a global basis, EasyPark™ has been successfully deployed in over 110 municipalities around the world with over 1.1 million devices sold to date.

About EasyPark™
The EasyPark™ system offers a unique on-street and off-street parking management solution without expensive infrastructure and construction requirements or ongoing maintenance or paper tickets. EasyPark™ utilizes small in-car devices to create a uniquely convenient user experience that eliminates the need for cash or change and reduces the time required to manage the driver’s parking needs. Drivers can securely deposit additional parking funds for the device either online or through public reloading stations.

EasyPark™ system provides detailed reports to the municipality that allow them to monitor and manage parking patterns across the city. The system easily supports multiple rates, tariffs and currencies and provides robust security. Additionally, EasyPark™ eliminates most of the costs of conventional parking solutions, their installation and maintenance, and fairly allocates the cost of the parking devices to those who are utilizing the system.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

About PARX Ltd. (www.parxglobal.com)
PARX Ltd. is a wholly-owned subsidiary of OTI, responsible for marketing, operating and distributing advanced parking solutions, including EasyPark™ on a global basis. PARX currently serves over 110 municipalities around the world.

PARX France ( www.monpiaf.fr)
PARX France is a wholly-owned subsidiary of PARX Ltd., responsible for the implementation of the EasyPark™ system in France and Belgium, under the PIAF™ brand. PIAF is an acronym for Parcmètre Individuel À Fente (which is roughly translated as “Individual Parking Meter with Smart Card Slot”).

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the expected revenues to be generated from the introduction of our parking solutions in Lille, France. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

Galit Mendelson	Jay M. Meier
VP, Corporate Relations	SVP, Business Development & Investor Relations,
732 429 1900 ext. 111	OTI America, Inc.
galit@otiglobal.com	732 429 1900 ext. 104
jaym@otiglobal.com

Investor Relations:
Norberto Aja/David Collins
Jaffoni & Collins
212-835-8500
otiv@jcir.com